P, E, 2/11/02

02016012

FEB 19 2002

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: **0-30204**

For the Month of February, 2002

Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

PAGE 1 OF 2? PAGES.
EXHIBIT INDEX IS ON PAGE 2.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Initiative Japan Inc.

Date: Feb. 15, 2002

By:

Koichi Suzuki
President, Chief Executive Officer and
Representative Director

EXHIBIT 1

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Launch IIJ Download Site Service for Commercial Use

— New Hosting Service Dedicated to High Volume Content Downloads —

TOKYO, February 7, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that the Company will officially launch for commercial use the IIJ Download Site Service, a new hosting service dedicated to high volume content downloads from the Internet, on February 19, 2002. This service has been offered free of charge to 20 corporate applicants during the trial period beginning November 1, 2001 through the end of February 2002.

The service was developed as a value-added hosting service, and is optimized for downloading high-volume content, such as software, moving images and music. A dedicated hosting server and dedicated-bandwidth will be established for each contract to ensure constant stable performance. With disk capacity of 300MB per contract on IIJ's hosting servers, which are directly linked to the IIJ backbone, access will be provided at a maximum transmission bandwidth per contract of up to 80Mbps. A dedicated download URL will link customers' web sites with IIJ's hosting server.

The initial charge for the service is JPY50,000, which will be waived during the campaign period from the launch date through the end of April 2002. The monthly charge will range between JPY60,000 to JPY400,000, depending upon the bandwidth contracted.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

###

EXHIBIT 2

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Group to Launch New CDN Platform Business

-- Targeting to reach 6 Million broadband households by the end of year 2002 --

TOKYO, February 12, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), one of Japan's leading Internet access and comprehensive solutions provider, today announced that it will launch a new CDN (Content Distribution Network) business, as of April 2002. Through the new CDN business, the Company will provide an integrated broadband content transmission platform for broadband content providers, while at the same time enabling millions of broadband households in Japan to access its network platform free of charge, although a charge may be incurred for the content programs. To expand the scope of the reach of the content distribution network, IIJ will connect various broadband access networks to its backbones and redesign its existing backbone network in full-mesh topology centered around the nine IIJ Internet data centers, setting in place the infrastructure needed for full-scale broadband content transmission.

"The IIJ CDN platform business is central to IIJ's broadband strategy, and we believe this new business will eventually bring the industry's structural change by offering users a free access to the platform," said Koichi Suzuki, President and CEO of IIJ. "Our advantages in the CDN business are the scalability of the IIJ group's network infrastructure and operational expertise in large-scale networking, Internet data centers and systems integration businesses. By expanding the scope of reach to broadband users throughout Japan and by changing the traffic flow within the industry, we expect to capture a significant share of Japan's broadband traffic. Our enhanced network platform will serve as a basis for strengthening IIJ's total network solutions strategy going forward."

In the initial stage, IIJ will connect its backbone network to NTT East/West's regional IP networks in Tokyo, Aichi and Osaka, together with the 30 CATV stations currently using IIJ's existing broadband platform, the HSMN (High Speed Media Network). The Company expects that this will allow IIJ to reach one million households by the end of April 2002. The Company next plans to connect its backbone network to 100 CATV stations nationwide through the HSMN and various broadband access networks, expecting to reach six million households by the end of December 2002. At this time, the Company is not disclosing the amount of estimated costs for the new CDN network.

For broadband content providers, IIJ will offer comprehensive CDN platform services by leveraging its existing business lines, such as its network, Internet data centers and systems integration businesses. These services will include access to the CDN backbone network, data center services, and systems management through content management, user account management and billing services. The charging scheme for content providers will be announced separately when it's fixed.

Following the commercial launch of the CDN business by IIJ, the trial content transmission service offered by CDN JAPAN, a non-profit consortium for broadband content distribution established by IIJ, Oracle Corporation Japan and Cisco Systems K.K., will be transferred to the IIJ CDN platform.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is one of Japan's leading Internet-access and comprehensive Internet solution providers mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

###

EXHIBIT 3

For Immediate Release

IIJ
Internet Initiative Japan

THOMSON FINANCIAL

CONTACT IN JAPAN
Internet Initiative Japan Inc.
Junko Higasa
Investor Relations/Media Relations
ir@iij.ad.jp
81-3-5259-6500

CONTACT IN THE UNITED STATES
Thomson Financial / Carson
Mami Ogawa
Investor Relations
mami.ogawa@tfn.com
212-701-1824

IIJ Announces the Result of 3rd Quarter 2001

-- Reports 35.7% YOY Revenue Growth and Improved Profitability --

Tokyo, February 12, 2002 – Internet Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet access and comprehensive network solutions providers, today announced its financial results for the 3rd quarter ended December 31, 2001. On February 13 at 9:00am (EST), the Company will host a conference call, which will be simultaneously webcasted at www.vcall.com. Replay will also be available at the same URL.

The 3rd Quarter of FY2001 Results Summary

- Total revenues were JPY9.9 billion, an increase of 35.7% from 3Q00 and of 4.3% from 2Q01, which were slightly below the expected range of JPY10.0 billion to JPY10.5 billion due to the deferral of a Systems Integration (SI) project, which is expected to be realized in 4Q01.
- International backbone costs, the Company's largest cost reduction target, further declined by 62.4% from 3Q00 and by 14.0% from 2Q01, through the Company's continuous focus on cost reduction initiatives to improve profitability.
- Gross margin continued to improve, reaching 14.7% as compared to 6.7% in 3Q00 and 14.1% in 2Q01.
- The Company improved its operating income to JPY151 million, versus a loss of JPY779 million in 3Q00 and a profit of JPY16 million in 2Q01. EBITDA also continued to improve, reaching JPY904 million, from a negative of JPY126 million in 3Q00 and a positive of JPY712 million in 2Q01. The results of Operating income and EBITDA are within ranges of the Company's targets for the 3rd quarter.
- Income before income tax expense turned positive to JPY38 million from a loss of JPY285 million in 3Q00 and a loss of JPY414 million in 2Q01.
- For 4Q01, IIJ expects total revenues to be between JPY10.5 billion and JPY11.0 billion, representing approximately 14.1%-19.6% growth from 4Q00 and approximately 5.7%-10.7% from 3Q01. Operating income is expected to be between JPY150 million and JPY300 million, and EBITDA between JPY900 million and JPY1,050 million.
- For fiscal 2001, IIJ expects revenues to amount to between JPY38.3 billion and 38.8 billion, representing 20.1-21.7% growth from fiscal 2000. Operating income is expected to be between JPY18 million to JPY168 million, and EBITDA between JPY2,893 and JPY3,043 million.

(*) EBITDA represents operating income (loss) plus depreciation and amortization.

Overview and Business Outlook

Overview of the 3Q Results and Business Outlook

"Our results in this quarter continue to prove our commitment to further growth and improved profitability," said Koichi Suzuki, President and CEO of IIJ. "Due to a deferred SI project during the quarter that is now expected to be realized in 4Q01, revenues in 3Q01 were slightly less than anticipated. Despite this rescheduling, coupled with the prolonged economic recession in Japan and the typical seasonal weakness of the SI business in the 3rd quarter in Japan, we still grew our revenues by 35.7% year-over-year and further improved our profitability."

"We continued to improve our cost structure, as expected," said Yasuhiro Nishi, CFO of IIJ. "International backbone costs declined by 62.4% from 3Q00 and 14.0% from 2Q01. Domestic backbone costs have begun to level off, as we realize the benefits of competition-driven price reductions in the domestic bandwidth procurement market. For full fiscal 2001, we remain confident of our previous projections: a decline of approximately 50% in international backbone costs and total cost of connectivity services lower for the last fiscal year. With profitability steadily improving, we reaffirm our expectation of positive operating income for the full fiscal 2001 year, the first time since our IPO."

Anticipated Financial Performance for the 4th Quarter (JPY in millions)

	4th Quarter of Fiscal 2001	Full Fiscal 2001
Revenues	10,500 to 11,000	38,295 to 38,795
Operating Income (Loss)	150 to 300	18 to 168
EBITDA	900 to 1,050	2,893 to 3,043

Industry Landscape

The network infrastructure industry in Japan continues to be driven by the broadband boom. According to the Ministry of Public Management, Home Affairs, Posts and Telecommunications (MPHPT), the number of ADSL subscribers reached 1.5 million at the end of December 2001, a significant increase from 9,723 ADSL subscribers at December 2000 year-end. The ADSL figure surpassed the number of CATV Internet users, which was 1.3 million at the end of December 2001.

In the corporate market in Japan, demand for network restructuring remains strong. Companies have experienced a rapid increase in data traffic and, as a result, have had to constantly upgrade their network bandwidth. As upgrading networks can be costly, companies are taking advantage of various new types of access lines, such as ADSL and Ethernet-interfaced-lines, which are more cost-effective means to upgrading network bandwidth than conventional telecommunications lines.

IIJ Strategies

IIJ continues to benefit from the growth in Japan's broadband era by leveraging its large network scale and network-engineering capabilities. In particular, the new generation network infrastructure and services of its 37.9% affiliate Crosswave Communications (Crosswave) have started to become integrated into the IIJ group's total network solutions as key network components. The synergies realized with Crosswave have resulted in a clear differentiation at the points of cost, scale and extensibility in the IIJ group total network solutions, especially when compared to that of conventional telecommunication carriers. Although equity accounting for Crosswave's net loss has largely attributed to IIJ's net loss, IIJ believes that synergies with Crosswave are a critical factor in effectively competing against telecommunications carriers in Japan and IIJ continues to actively realize synergies with Crosswave through joint marketing and service development. In addition to the key functions of data centers as network hubs for the IIJ group's various network solutions, the launch of the Omnibus service and the development of new IIJ CDN networks (both of which are discussed below) demonstrate these synergies with Crosswave.

//

Strategies for capturing Japan's broadband traffic

In February 2002, IIJ announced the launch of new CDN (Content Distribution Network) businesses in Japan, the IIJ CDN Platform as of April 2002. Through the new CDN business, IIJ aims to provide integrated content transmission platform services while enhancing its network infrastructures optimized for new broadband age. At the initial stage, IIJ will build a full-mesh tera-bit backbone network centered around the nine IIJ Internet data centers throughout Japan, setting in place the infrastructure for full-scale broadband content transmission. To expand the scope of the reach of its network, IIJ plans on extending its broadband network to NTT East's and West's ADSL networks, together with the 30 CATV stations currently participating in IIJ's HSMN (High Speed Media Network) broadband platform. IIJ expect to reach one million households by the end of April 2002, and six million households by the end of December 2002 though 100 CATV stations nationwide at HSMN and various broadband access networks. IIJ will strive to leverage the scalability of IIJ group's network infrastructure and its operational know-how in large-scale networking, data centers and systems integration business to capture a greater share of Japan's growing broadband traffic. IIJ also plans to use the enhanced network platform to develop its network businesses.

Strategies for integrating customers' networks through IIJ total network solutions approach

In February 2002, IIJ launched its new network management solutions "Omnibus" service, which was developed specifically to enable corporate customers to integrate their various network systems, such as Internet, Intranet and VPNs, by interconnecting them at IIJ Internet data centers. The Omnibus service also integrates customers' security systems, including firewalls and intrusion detective systems. IIJ expects Omnibus to increase the usage of its various network services, such as Wide-area Ethernet Platform Service offered by Crosswave, the A-Bone VPN Service provided by its 26.7% affiliate Asia Internet Holding, as well as to deepen its customer relations by managing such networks seamlessly. IIJ expects to include Internet application services as part of the Omnibus solutions in the future.

Strategies for enhancing relations with corporate customers

As announced in December 2001, IIJ was awarded the title "the best service provider of year 2001" in all three qualifying categories, namely dedicated access, dialup access and data center services through a major annual survey conducted by Nikkei Communications, a leading telecom industry trade magazine in Japan. This award underscores users' appreciation of IIJ's high service quality and performance. Based on its corporate philosophy of consistently ensuring high quality services that earn the trust of customers, IIJ will continue to leverage its advanced IP technology expertise, and to strengthen its position in the marketplace as a provider of comprehensive network solutions.

Status of Overview and Business Outlook

This Overview and Business Outlook contains forward-looking statements and projections that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F or Form 6-K as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp) but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 4Q01 earnings release, presently scheduled for May 21, 2002. In conjunction with the 3Q01 earnings announcement, IIJ will hold a webcasted conference made available to the public for listening over the Company's website.

The 3rd Quarter of FY2001 Operating Highlights

Eight New Service Developments under the Total Network Solutions Approach

In 3Q01, as part of its "Total Network Solutions Approach," IIJ launched five new services, introduced a new equipment series, and introduced two service upgrades providing new variations to existing lineups. In terms of new Internet connectivity services, IIJ commenced "IIJ Ethernet Standard Service," a 10Mbps dedicated-line connectivity service over Ethernet-interfaced access lines for corporations. IIJ also introduced new connectivity services for individuals, namely "IIJmio DSL/De Service," a 8Mbps ADSL Internet service, and "IIJmio DSL/SF," another 8Mbps ADSL Internet service which includes one fixed IP address per contract. Amongst IIJ's new Value-added services, IIJ launched the trial of "IIJ Download Site Service," a new hosting service for corporations for high-volume Internet content downloads. IIJ also commenced its "IIJmio Safety Mail Service," a new email service with an anti-virus function for individual users. In terms of new equipment series, IIJ launched a new high-performance router, the "SEIL/neu" Series, designed specifically for new generation networks including Ethernet-based wide-area networks, VPNs (Virtual Private Network) and IPv6 (Internet Protocol Version 6) networks.

Two New Lineups for IPv6-Capable Services
As the first commercial service in the world employing dual stack technology, a key component in promoting IPv6 connectivity, IIJ launched IPv6/IPv4 Dual Stack Service in November 2001. The service allows users to send and/or receive both IPv6 (next generation Internet Protocol Version 6) and IPv4 (current Internet Protocol Version 4) packets over a single connectivity line, without a separate network environment dedicated to IPv6 transmission. Also in this quarter, in addition to corporate users, IIJ extended IPv6 service availability to individual users.

New Tie-up to Leverage Total Network Solutions
IIJ group established a tie-up with Japan Research Institute (JRI), a leading Japanese "think-tank," to develop a one-stop data center business to provide corporate reengineering solutions. In January 2002, the data center business was formally launched. The tie-up combines JRI's data center facility in Tokyo and their expertise in both strategic consulting and in construction of large-scale corporate administrative systems, with IIJ's Internet network solutions and Crosswave's nationwide fiber-optic network services.

Network Infrastructure and Internet Data Center Development
In terms of network infrastructure development, IIJ upgraded its Japan-US backbone lines to 1.8Gbps from 1.65Gbps during 3Q01. Also, within Japan, IIJ upgraded four of its major lines, as well as established a new link to JPNAP's Osaka Internet exchange point, which is operated by its 26.0% affiliate Internet Multifeed. Within Japan, IIJ also increased the number of its dial-up access points to 77 from 75.

As for Internet data center development, IIJ opened its ninth Internet data center in Japan by procuring facilities from Crosswave in Kyoto. "Ayalaport Makati," a joint venture company between the IIJ group and the Ayala Group, one of the Philippines' largest conglomerates, launched a full-fledged data center services in the Philippines in October 2001. A number of companies, including one of the Philippines' largest financial institutions, have already contracted with the new data center.

IIJ Group Companies Developments
Crosswave Communications (Crosswave), 37.9% affiliate specializing in data communications
Through a tie-up with IIJ, Crosswave introduced the first one-stop combination of Wide-area Ethernet Platform service and Internet connectivity service offered in Japan. The combination of Wide-area Ethernet and Internet connectivity enables the seamless administration of private and public network segments. Also in the quarter, Crosswave began construction of its Yokohama data center, which will be one of Japan's largest data centers, with 40,000 square meters of floor space in total.

Asia Internet Holding (AIH), 26.7% affiliate specializing Asian-wide Internet backbone services
During the quarter, AIH tied up with China Unicom Corporation, one of China's leading telecom carriers, to launch A-Bone VPN (Asia-wide Virtual Private Network) service in China through approximately 300 access points located nationwide in China. Also in the quarter, AIH tied up with Indosat Mega Media, one of Indonesia's major multimedia service providers, to launch the A-Bone VPN service in Indonesia through 25 access points located throughout Indonesia. AIH currently

provides A-Bone VPN Service to a total of eight countries, namely Japan, Singapore, Malaysia, Thailand, Philippines, Korea, China and Hong Kong, as well as to Indonesia.

IIJ Media Communications (IIJ-MC), 50.1% subsidiary specializing in web-media content services
During the quarter, IIJ-MC began its new outsourcing service for email-magazine distribution called "Mail Operator Service", as well as upgraded its "Streaming On-Demand Channel Service", a broadband hosting service designed specifically for streaming content transmission.

The 3rd Quarter of FY2001 Financial Results

Revenues
Revenues in 3Q01 totaled JPY9,934 million, up 35.7% compared with 3Q00, and up 4.3% compared with 2Q01.

Connectivity services and value-added services revenues increased 10.9% from 3Q00 to JPY5,615 million in 3Q01, and grew by 1.1% from 2Q01.

Dedicated access services increased 1.4% from 3Q00 to JPY3,338 million in 3Q01, and decreased 2.7% from 2Q01. The decrease from 2Q01 was mainly due to a customer shift from primarily IP services to data center connectivity services. During the quarter, IIJ DSL/F service and IIJ FiberAccess/F services increased rapidly, which helped to offset a decline in the IIJ Economy service.

Dial up access service decreased 17.7% from 3Q00 to JPY884 million in 3Q01, and declined 5.2% from 2Q01. These declines were due to the decrease in conventional dial-up services revenues, and IIJ4U revenues, as IIJ4U's subscriber switched their dial up access lines to ADSL lines, in which case, IIJ offers IIJ4U services at a low fixed monthly price.

Value-added services increased 74.3% from 3Q00 to JPY1,014 million in 3Q01, and was up 14.5% from 2Q01. Data center services and security-related services were particularly strong.

Systems integration services revenues increased 73.4% from 3Q00 to JPY3,391 million in 3Q01, and by 1.2% from 2Q00.

Table 1. Number of Contracts

Internet Access Services		3Q01	2Q01	3Q00
IP Service	64kbps – 128kbps	**176**	213	330
	192kbps – 768kbps	**46**	49	90
	1Mbps – 2Mbps	**269**	258	221
	3Mbps – 1.2Gbps	**131**	123	102
IIJ FiberAcess/F(2)		**25**	2	n/a
IIJ T1 Standard	1.5Mbps	**681**	690	494
Total IP Service		**1,328**	1,335	1,237
IIJ Economy	64kbps – 128kbps	**1,060**	1,171	1,253
IIJ DSL/F(3)	Maximum 1.5Mbps	**750**	286	n/a
Total Dedicated Access Services Contracts		**3,138**	2,792	2,490

(2) IIJ FiberAccess/F is a new service launched in August 2001.
(3) IIJ DSL/F is a new service launched in May 2001.

IIJ4U (dialup service for individuals)	**91,924**	94,104	95,257
Others	**114,676**	86,123	64,854
Total Dial-up Access Services Contracts	**206,600**	180,227	160,111

Total Data Center Services Contracts	127	119	83

Table 2. Revenue Breakdown in Dedicated Access Services (JPY in millions)

	3Q01	2Q01	3Q00
Total IP Service *(IP Service, IIJ T1 Standard, and IIJ FiberAccess/F)*	**2,990**	3,081	2,969
IIJ Economy + IIJ DSL/F[*3]	**348**	350	324

[3] IIJ DSL/F is a new service launched in May 2001.

Table 3. Contracted Bandwidth (Unit: Gbps)

	3Q01	2Q01	3Q00
Dedicated Access Services	7.7	6.4	3.1

Cost and expenses

Cost of total revenues increased 24.0% from 3Q00 to JPY8,473 million in 3Q01, and by 3.6% from 2Q01.

International backbone costs decreased 62.4% from 3Q00 to JPY536 million in 3Q01, and by 14.0% from 2Q01. These decreases on both a year-over-year and sequential basis reflect IIJ's continuous effort in reducing the costs of the Japan-US backbone lines. The monthly unit backbone cost declined by approximately 70% in the year-over-year comparison, and by approximately 20% in the quarter-over-quarter comparison.

Domestic backbone costs increased 16.5% from 3Q00 to JPY 772 million and decreased 4.0% from 2Q01. The quarter-over-quarter decrease was due to revised downward pricing of the domestic backbone network. Other connectivity costs, INS line cost in particular, decreased 13.7% from 2Q01, consistent with the decrease in dial up access services.

Table 4. Backbone Costs (JPY in millions)

	3Q01	2Q01	3Q00
International Backbone Costs	**536**	623	1,424
Domestic Backbone Costs	**772**	805	663

Sales and marketing expenses decreased 3.7% from 3Q00 to JPY 735 million in 3Q01, and were down 10.4% from 2Q01. This decrease was due to a decrease in advertising cost.

General and administrative expenses increased 14.4% from 3Q00 to JPY 493 million in 3Q01, and were up15.6% from 2Q01, mainly as a result of an increase in recruiting cost.

As a result of IIJ's overall cost reduction effort, and in particular the reduction in international and domestic backbone cost, operating income increased to JPY 151 million in 3Q01, compared to loss of JPY 779 million in 3Q00, and to income of JPY 16 million in 2Q01. The operating income ratio against revenues for 3Q01 was 1.5%, compared to (-)10.6% in 3Q00, and to 0.2% in 2Q01.

Other income (expenses)

Other expenses for 3Q01 were JPY 114 million, compared to other income of JPY 495 million in 3Q00, and to other expenses of JPY 430 million in 2Q01. IIJ recorded a foreign exchange gain of JPY 379 million in 3Q01, compared to a gain of JPY 522 million in 3Q00 and to a loss of JPY 179 million in 2Q01. IIJ also incurred a JPY299 million impairment loss on a marketable equity security investment and net interest expense of JPY126 million, which more than offset this foreign exchange gain.

Income tax expense (benefit)

Income tax benefit for 3Q01 was JPY154 million as a result of a decrease in the valuation allowance for deferred tax assets attributable primarily to the income tax effect of unrealized gains in the quarter on certain available-for-sale securities. This compared to income tax expenses of JPY38 million in

3Q00 and expenses of JPY1,266 million in 2Q01.

Equity in net loss of affiliated companies
Equity in the net loss of affiliated companies was JPY1,218 million in 3Q01, compared to losses of JPY785 million in 3Q00, and JPY1,399 million in 2Q01, mainly resulting from the equity loss in Crosswave.

Net loss
Net loss was JPY 1,030 million in 3Q01, compared to JPY 979 million in 3Q00 and JPY 3,085 million in 2Q01. Basic net loss per ADS equivalent was JPY(-)22.91in 3Q01, compared to JPY(-)21.78 in 3Q00 and JPY(-)68.61 in 2Q01.

Table 5. Other Financial Statistics (JPY in millions)

	3Q01	2Q01	3Q00
EBITDA	**904**	712	(-)126
CAPEX, including capitalized leases	**804**	931	749
Depreciation and amortization(4)	**783**	726	678

(4) Depreciation and amortization includes amortization of issuance cost of convertible notes.

Company Information

Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive Internet solution providers primarily targeting high-end corporate customers. Founded in 1992, IIJ has built one of the largest Internet backbone networks in Japan and between Japan and the United States. IIJ and its group of companies provide total solutions ranging from new generation network services over optical-fiber infrastructure optimized for data communications to construction of Asia-wide IP backbone networks, high-quality Internet access, security system services, hosting/housing, content design and systems integration.

Statements made in this press release that state IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to continue to increase subscribers to its connectivity services, particularly at higher bandwidths; IIJ's ability to generate significant revenues from its other services such as systems integration; the success of IIJ's investments in Crosswave; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred from time to time in IIJ's filings with the United States Securities and Exchange Commission.

Tables to follow

Appendix 1

INTERNET INITIATIVE JAPAN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended Dec 31, 2001, Dec 31, 2000 and Sept 30, 2001
(Expressed In Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) (1)

	Year-over-year Comparison						Sequential Comparison		
	Dec 31, 2001			Dec 31, 2000			Sept 30, 2001		
	USD (1)	JPY	% of Total Revenues	JPY	% of Total Revenues	YOY Chg %	JPY	% of Total Revenues	QOQ Chg %
Revenues:									
Connectivity and value-added services:									
Dedicated access services	25,476	3,338,370	33.6%	3,293,327	45.0%	1.4%	3,431,156	36.0%	(2.7%)
Dial-up access services	6,744	883,698	8.9	1,074,291	14.7	(17.7)	932,653	9.8	(5.2)
Value-added services:									
Internet datacenter services	4,478	586,816	5.9	341,914	4.6	71.6	506,775	5.3	15.8
Other value-added services	3,258	426,895	4.3	239,656	3.3	78.1	378,815	4.0	12.7
Total value-added services	7,736	1,013,711	10.2	581,570	7.9	74.3	885,590	9.3	14.5
Other	2,893	379,188	3.8	114,303	1.6	231.7	303,481	3.2	24.9
Total connectivity and value-added services	42,849	5,614,967	56.5	5,063,491	69.2	10.9	5,552,880	58.3	1.1
Systems integration revenues	25,879	3,391,122	34.2	1,955,499	26.7	73.4	3,352,363	35.2	1.2
Equipment sales	7,078	927,545	9.3	303,294	4.1	205.8	623,064	6.5	48.9
Total revenues	75,806	9,933,634	100.0	7,322,284	100.0	35.7	9,528,307	100.0	4.3
Costs and expenses:									
Cost of connectivity and value-added services	36,438	4,774,788	48.1	4,863,920	66.4	(1.8)	4,847,467	50.9	(1.5)
Cost of systems integration revenues	21,868	2,865,601	28.8	1,698,594	23.2	68.7	2,799,940	29.4	2.3
Cost of equipment sales	6,356	832,972	8.4	270,316	3.7	208.1	534,575	5.6	55.8
Total costs	64,662	8,473,361	85.3	6,832,830	93.3	24.0	8,181,982	85.9	3.6
Sales and marketing	5,606	734,623	7.4	763,189	10.4	(3.7)	819,799	8.6	(10.4)
General and administrative	3,765	493,327	5.0	431,143	5.9	14.4	426,792	4.5	15.6
Research and development	618	80,946	0.8	74,447	1.0	8.7	83,736	0.8	(3.3)
Total costs and expenses	74,651	9,782,257	98.5	8,101,609	110.6	20.7	9,512,309	99.8	2.8
Operating income (loss)	1,155	151,377	1.5	(779,325)	(10.6)	(119.4)	15,998	0.2	846.2
Other income (expenses)	(868)	(113,705)	(1.1)	494,717	6.7	(123.0)	(430,259)	(4.5)	(73.6)
Income (Loss) before income tax expense (benefit)	287	37,672	0.4	(284,608)	(3.9)	(113.2)	(414,261)	(4.3)	(109.1)
Income tax expense (benefit)	(1,177)	(154,239)	(1.5)	37,972	0.5	(506.2)	1,266,458	13.3	(112.2)
Minority interests in consolidated subsidiaries	(30)	(3,985)	0.0	128,920	1.7	(103.1)	(5,533)	(0.1)	(28.0)
Equity in net loss of affiliated companies	(9,293)	(1,217,755)	(12.3)	(785,391)	(10.7)	55.1	(1,398,509)	(14.7)	(12.9)
Net loss	(7,859)	(1,029,829)	(10.4%)	(979,051)	(13.4%)	5.2%	(3,084,761)	(32.4%)	(66.6%)
Basic Net Loss Per Share		(45,811)		(43,552)			(137,222)		
Basic Net Loss Per ADS Equivalent		(22.91)		(21.78)			(68.61)		
Weighted Average Number of Shares		22,480		22,480			22,480		
Weighted Average Number of ADS Equivalents		44,960,000		44,960,000			44,960,000		

Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2001 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 131.04 =$1, the approximate rate of exchange on Dec 31, 2001.

Appendix 2

INTERNET INITIATIVE JAPAN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended Dec 31, 2001 and Dec 31, 2000

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) (1)

Year-over-year Comparison

	Dec 31, 2001			Dec 31, 2000		
	USD (1)	JPY	% of Total Revenues	JPY	% of Total Revenues	YoY Chg %
Revenues:						
Connectivity and value-added services:						
Dedicated access services	77,506	10,156,438	36.5%	9,426,086	41.6%	7.7%
Dial-up access services	21,366	2,799,812	10.1	3,389,855	14.9	(17.4)
Value-added services:						
Internet datacenter services	12,080	1,582,976	5.7	804,884	3.5	96.7
Other value-added services	9,138	1,197,441	4.3	631,247	2.8	89.7
Total value-added services	21,218	2,780,417	10.0	1,436,131	6.3	93.6
Other	8,660	1,134,795	4.1	330,934	1.5	242.9
Total connectivity and value-added services	128,750	16,871,462	60.7	14,583,006	64.3	15.7
Systems integration revenues	68,859	9,023,339	32.5	7,430,766	32.8	21.4
Equipment sales	14,500	1,900,038	6.8	662,242	2.9	186.9
Total revenues	212,109	27,794,839	100.0	22,676,014	100.0	22.6
Costs and expenses:						
Cost of connectivity and value-added services	112,097	14,689,111	52.9	13,909,353	61.3	5.6
Cost of systems integration revenues	57,843	7,579,795	27.3	6,507,555	28.7	16.5
Cost of other equipment sales	12,780	1,674,735	6.0	573,614	2.5	192.0
Total costs	182,720	23,943,641	86.2	20,990,522	92.5	14.1
Sales and marketing	18,110	2,373,208	8.5	2,492,240	11.0	(4.8)
General and administrative	10,372	1,359,149	4.9	1,248,945	5.5	8.8
Research and development	1,918	251,280	0.9	220,645	1.0	13.9
Total costs and expenses	213,120	27,927,278	100.5	24,952,352	110.0	11.9
Operating loss	(1,011)	(132,439)	(0.5)	(2,276,338)	(10.0)	(94.2)
Other income (expenses)	(4,620)	(605,448)	(2.2)	772,643	3.4	(178.4)
Loss before income tax expense (benefit)	(5,631)	(737,887)	(2.7)	(1,503,695)	(6.6)	(50.9)
Income tax expense (benefit)	9,458	1,239,416	4.4	(829,608)	(3.6)	(249.4)
Minority interests in consolidated subsidiaries	254	33,316	0.1	162,400	0.7	(79.5)
Equity in net loss of affiliated companies	(29,270)	(3,835,479)	(13.8)	(2,835,630)	(12.5)	35.3
Net loss	(44,105)	(5,779,466)	(20.8%)	(3,347,317)	(14.8%)	72.7%
Basic Net Loss Per Share		(257,094)		(148,902)		
Basic Net Loss Per ADS Equivalent		(128.55)		(74.45)		
Weighted Average Number of Shares		22,480		22,480		
Weighted Average Number of ADS Equivalents		44,960,000		44,960,000		

Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Dec 31, 2001 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 131.04 =$1, the approximate rate of exchange on Dec 31, 2001.

Appendix 3

INTERNET INITIATIVE JAPAN INC.
CONSOLIDATED BALANCE SHEETS

As of Dec 31, 2001, Dec 31, 2000 and Sept 30, 2001
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)

	Dec 31, 2001			Dec 31, 2000		Sept 30, 2001	
	USD (1)	JPY	%	JPY	%	JPY	%
ASSETS							
Current Assets:							
Cash	85,211	11,166,077	25.9%	14,602,816	26.7%	11,411,967	25.5%
Short-term investments	0	0	0.0	3,154,110	5.8	0	0.0
Accounts receivable, net	44,496	5,830,688	13.5	3,958,597	7.2	5,939,468	13.3
Inventories	1,740	228,063	0.5	198,618	0.4	1,012,403	2.3
Prepaid expenses	6,155	806,515	1.9	417,912	0.8	403,982	0.9
Other current assets	3,246	425,411	1.0	324,340	0.6	390,966	0.9
Total current assets	140,848	18,456,754	42.8	22,656,393	41.5	19,158,786	42.9
Investments in and Advances to Affiliated Companies	79,266	10,386,964	24.1	15,074,638	27.6	11,608,736	26.0
Other Investments	36,738	4,814,114	11.1	8,856,642	16.2	4,727,410	10.6
Property and Equipment, net	58,068	7,609,238	17.6	6,477,689	11.9	7,585,480	17.0
Guarantee Deposits	9,644	1,263,819	2.9	826,847	1.5	890,444	2.0
Other Assets	4,874	638,652	1.5	714,993	1.3	664,675	1.5
Total assets	329,438	43,169,541	100.0%	54,607,202	100.0%	44,635,531	100.0%
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current Liabilities:							
Short-term borrowings	28,237	3,700,214	8.6%	6,110,000	11.2%	3,770,445	8.5%
Accounts payable	26,161	3,428,098	7.9	6,294,412	11.5	4,526,061	10.1
Accrued expenses	2,236	292,996	0.7	265,374	0.5	222,003	0.5
Other current liabilities	5,317	696,682	1.6	308,386	0.5	365,625	0.8
Long-term borrowings-current portion	9,157	1,200,000	2.8	90,000	0.2	1,000,000	2.2
Capital lease obligations-current portion	14,717	1,928,505	4.5	1,590,709	2.9	1,853,146	4.2
Total current liabilities	85,825	11,246,495	26.1	14,658,881	26.8	11,737,280	26.3
Long-term Borrowings	27,473	3,600,000	8.3	2,400,000	4.4	3,800,000	8.5
Convertible Notes	114,469	15,000,000	34.7	15,000,000	27.5	15,000,000	33.6
Capital Lease Obligations-Noncurrent	22,659	2,969,253	6.9	2,613,916	4.8	2,939,079	6.6
Accrued Retirement and Pension Costs	962	126,085	0.3	142,455	0.2	125,099	0.2
Other Noncurrent Liabilities	261	34,238	0.1	525,620	1.0	26,306	0.1
Total liabilities	251,649	32,976,071	76.4	35,340,872	64.7	33,627,764	75.3
Minority Interest	7,814	1,023,897	2.4	673,546	1.2	1,019,912	2.3
Shareholders' Equity:							
Common stock	54,047	7,082,336	16.4	7,082,336	13.0	7,082,336	15.9
Additional paid-in capital	130,253	17,068,353	39.5	17,068,353	31.3	17,068,353	38.2
Accumulated deficit	(126,235)	(16,541,800)	(38.3)	(9,409,429)	(17.2)	(15,511,971)	(34.7)
Accumulated other comprehensive income	11,910	1,560,684	3.6	3,851,524	7.0	1,349,137	3.0
Total shareholders' equity	69,975	9,169,573	21.2	18,592,784	34.1	9,987,855	22.4
Total liabilities and shareholders' equity	329,438	43,169,541	100.0%	54,607,202	100.0%	44,635,531	100.0%

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Dec 31, 2001 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY131.04 =$1, the approximate rate of exchange on Dec 31, 2001.

INTERNET INITIATIVE JAPAN INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended Dec 31, 2001, Dec 31, 2000 and Sept 30, 2001

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) *(1)*

	Dec 31, 2001		Dec 31, 2000	Sept 30, 2001
	USD *(1)*	JPY	JPY	JPY
Operating Activities:				
Net loss	(7,859)	(1,029,829)	(979,051)	(3,084,761)
Depreciation and amortization	5,977	783,194	678,247	726,278
Equity in net loss of affiliated companies	9,293	1,217,755	785,391	1,398,509
Minority interests in consolidated subsidiaries	30	3,985	(128,920)	5,533
Foreign exchange losses (gains)	(2,895)	(379,315)	(521,644)	178,577
Write down of other investment	2,285	299,428	-	28,824
Decrease (increase) in accounts receivable	1,338	175,291	676,871	(566,601)
Increase (decrease) in accounts payable	(8,419)	(1,103,244)	1,419,009	513,802
Decrease (increase) in inventories	5,986	784,340	117,133	(748,850)
Deferred income tax	(1,218)	(159,611)	33,831	1,264,707
Other	(62)	(8,113)	(190,254)	388
Net cash provided by (used in) operating activities	4,456	583,881	1,890,613	(283,594)
Investing Activities:				
Purchase of property and equipment	(1,243)	(162,852)	(193,373)	(393,770)
Investments in and advances to affiliated companies	(133)	(17,497)	(2,897,700)	(321,094)
Purchase of short-term investments	-	-	(5,297,122)	-
Purchase of other investments	-	-	(311,500)	(100)
Proceeds from redemption of short-term investments	-	-	8,366,650	-
(Payment) refund of guarantee deposits-net	(2,850)	(373,471)	21,279	(2,794)
Other	(59)	(7,718)	(107,242)	(20,141)
Net cash used in investing activities	(4,285)	(561,538)	(419,008)	(737,899)
Financing Activities:				
Proceeds from long-term borrowings	-	-	1,200,000	1,400,000
Repayments of long-term borrowings	-	-	(200,000)	-
Principal payments under capital leases	(4,048)	(530,423)	(475,647)	(494,991)
Net decrease in short-term borrowings	(536)	(70,231)	(900,000)	(1,249,555)
Proceeds from issuance of common stock of a subsidiary	-	-	-	375,000
Net cash provided by (used in) financing activities	(4,584)	(600,654)	(375,647)	30,454
Effect of Exchange Rate Changes on Cash	2,536	332,421	318,649	(171,738)
Net Increase (Decrease) in Cash	(1,877)	(245,890)	1,414,607	(1,162,777)
Cash, Beginning of Period	87,088	11,411,967	12,970,293	12,574,744
Cash, End of Period	85,211	11,166,077	14,384,900	11,411,967

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2001 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY131.04 =$1, the approximate rate of exchange on Dec .31, 2001.

IIJ

EXHIBIT 4

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Group to Launch New Security Scan Services

TOKYO, February 14, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that IIJ and its 64.1% owned affiliate IIJ Technology will launch two new security scan services, namely "IIJ Security Scan Service" and "iBPS Security Assessment Service," beginning March 1, 2002. Both of the services were developed in an affiliation with NRI Secure Technologies, one of Japan's leading security assessment and auditing solutions providers.

The IIJ Security Scan Service is a package of scan services targeting small and medium sized enterprises to identify security weaknesses in order to prevent illicit access from external networks and to avert virus infection into in-house servers. It will be available in two forms, either regular monthly scans or one-time spot checks. The form of service can be selected to meet the specific needs of the customer, such as checks for protocol configuration and network configuration, to vulnerability to specific illegal network intrusion.

The iBPS Security Assessment Service is a lineup of iBPS e-business solutions and has been developed as a larger scale security assessment service performed not only on external networks but also to inhouse LAN networks. The service will be offered as a part of the IIJ group's Systems Integration business.

"Security-related services are one of the key segments on which we have focused strongly and play a critical role in the IIJ group total network strategy," said Koichi Suzuki, the President and CEO of IIJ and IIJ Technology. "The IIJ Group's security services lineup now ranges from managed firewall and network intrusion detection to secure remote access. As a means of boosting network safety, we continue to introduce various security services and will strive to enhance customer satisfaction for our total network solutions."

For the regular monthly scan service within the IIJ Security Scan Service, the initial charge is JPY5,000. The monthly charge for scanning one IP addresses is between JPY9,000 and JPY25,000, depending upon the type of items to be scanned. The initial charge will be waived for those customers who sign up for the monthly service during the campaign period, which extends through the end of May 2002. For the spot scan service of the IIJ Security Scan Service, the basic charge for scanning one IP address ranges from JPY12,000 to JPY30,000, again depending upon the type of scan items. The fee for the iBPS Security Assessment depends on customers' security requirements.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/